Exhibit 3.2

WRITTEN CONSENT OF

DIRECTORS OF BITMINE IMMERSION TECHNOLOGIES, INC.

The undersigned, being all of the directors of Bitmine Immersion Technologies, Inc., a Delaware corporation (the “Corporation”), do hereby waive any and all requirements for notice of the time and place, and any special purposes, of a meeting of the Board of Directors of the Corporation, do hereby agree and consent, pursuant to the By-Laws of the Corporation and the applicable provisions of the Delaware General Corporation Law, to the adoption of, and hereby do adopt, the following resolutions and the actions specified therein:

WHEREAS, at a board meeting on August 23, 2022, the Board reviewed and approved a term sheet for the creation of a series of preferred stock, to be known as the “Series A Convertible Preferred Stock” (the “Series A Preferred”), which would be issued primarily in exchange for all of the indebtedness owed by the Corporation to Innovative Digital Investors Emerging Technology, LP (“IDI”) under a line of credit agreement with the company;

WHEREAS, the conversion of the indebtedness owed to IDI into equity is important to the Corporation’s ability to list its stock for trading on a national securities exchange, which is in the best interests of the Corporation and its shareholders;

WHEREAS, the final form of Certification of Designation, Rights and Preferences (the “Certificate of Designation”) to create the Series A Preferred is attached hereto as an Exhibit;

It is therefore,

RESOLVED, that the Certificate of Designation to create the Series A Preferred which is attached hereto as an Exhibit is hereby approved, including the Board resolution contained in the preamble, and the Corporation is authorized to file the Certificate of Designation with the Delaware Secretary of State;

RESOLVED, that Corporation is hereby authorized to convert all principal and interest owed to IDI into shares of Series A Preferred that have a total Stated Value (as defined in the Certificate of Designation) equal to the total amount of principal and interest owed to IDI as of the date of conversion;

RESOLVED, that any executive officer of the Corporation be, and hereby is, authorized, empowered and directed, from time to time, to take such additional action and to execute, certify and deliver to the transfer agent of the Corporation, as any appropriate or proper to implement the provisions of the foregoing resolutions.

RESOLVED, that any and all actions previously taken in furtherance of the transactions authorized or contemplated by the foregoing resolutions, including any action taken to facilitate the consummation of any of the transactions contemplated thereby, by any officer of the Corporation, be, and they hereby are, ratified, approved and confirmed.

RESOLVED, that this Written Consent may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same document, that the different Directors of the Corporation need not be signatories to the same counterpart.

1

IN WITNESS WHEREOF, we have duly executed this Written Consent in order to give our written consent hereto as of the 30th day of August 2022, notwithstanding the actual date of signing.

Jonathan Bates	Erik S. Nelson

Raymond Mow	Michael Maloney

Seth Bayles

2

CERTIFICATE OF DESIGNATIONS, RIGHTS AND PREFERENCES

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

BITMINE IMMERSION TECHNOLOGIES, INC.

Pursuant to Section 151 of the Delaware General Corporation Law, Bitmine Immersion Technologies, Inc., a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY:

The Amended and Restated Certificate of Incorporation of the Corporation (the “Charter”) confers upon the Board of Directors of the Corporation (the “Board of Directors”) the authority to provide for the issuance of shares of preferred stock in series and to establish the number of shares to be included in each such series and to fix the powers, designations, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. On August 30, 2022, the Board of Directors duly adopted the following resolution creating a series of preferred stock designated as the Series A Convertible Preferred Stock, comprised initially of 500,000 shares and such resolution has not been modified and is in full force and effect on the date hereof:

RESOLVED that, pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Charter, a series of the class of authorized preferred stock, par value $0.0001 per share, of the Corporation is hereby created and that the designation and number of shares thereof and the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

TERMS OF SERIES A PREFERRED STOCK

Section 1.               Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of Series A Preferred Stock of the Corporation a series of Series A Preferred Stock designated as the “Series A Convertible Series A Preferred Stock” (hereinafter, the “Series A Preferred Stock”) The number of shares constituting the Series A Preferred Stock shall be Five Hundred Thousand (500,000). Any holder of a share of Series A Preferred Stock shall be referred to as a “Holder.”

Section 2.               Rank. The Series A Preferred Stock shall rank: (i) senior to the Corporation’s Common Stock, $0.0001 par value per share (“Common Stock”) and (ii) any subsequent series of Preferred Stock which is designated by the Corporation (with the Common Stock, a “Junior Security”), as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (all such distributions being referred to collectively as “Distributions”). In the event of any voluntary or involuntary Liquidation (as hereinafter defined) of the Corporation, before any distribution of assets of the Corporation shall be made to or set apart for the holders of any Junior Security, the Holders of Series A Preferred Stock shall be entitled to receive payment out of such assets of the Corporation in an amount equal to Ten Dollars ($10) per share of Series A Preferred Stock, plus any unpaid dividends (if declared) on the Series A Preferred Stock (such amount being referred to as the “Liquidation Preference”).

Section 3.               Dividends. Other than a distribution in connection with a Liquidation, each share of Series A Preferred Stock shall be entitled to receive, when, if and as declared by the Board, out of funds legally available therefore, non-cumulative dividends, distributions of assets in kind, or distributions of indebtedness by the Corporation equal to the amount of dividends, distributions and evidences of indebtedness that the Holder of such share would have received if such share were converted into shares of Common Stock under the circumstances described in Section 5 hereof immediately prior to the record date of the dividend or distribution declared on the Common Stock.

3

Section 4.               Voting Rights. Except as set forth specifically below, the Holder of each share of the Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock would be convertible under the circumstances described in Section 5 hereof on the record date for the vote or consent of shareholders. The foregoing notwithstanding, with respect to the election of directors, until there are no longer any shares of Series A Preferred Stock outstanding, the Holders of the Series A Preferred Stock shall vote together as a separate class to elect two (2) members of the Board of Directors (the “Series A Directors”), who shall be nominated by the Holders of a majority of the outstanding shares of Series A Preferred Stock. The Holders of Series A Preferred Stock shall vote together with the holders of Common Stock and other voting capital stock of the Corporation to elect all other members of the Board of Directors. In the event the Holders of Series A Preferred Stock do not exercise their right to elect Series A Directors, such Holders will be permitted to send a non-voting representative in an observer capacity to all meetings of the Board of Directors of the Corporation, with respect to which reasonable notice shall be provided to such Holders, including notice of all written consents taken in lieu of a meeting of the Board of Directors of the Corporation prior to execution of any such consents. Each Holder of a share of the Series A Preferred Stock shall be entitled to receive the same prior notice of any shareholders’ meeting as provided to the holders of Common Stock in accordance with the Bylaws of the Corporation, as well as prior notice of all shareholder actions to be taken by legally available means in lieu of meeting, and shall vote with holders of the Common Stock upon any matter submitted to a vote of shareholders, except those matters required by law, or by the terms hereof, to be submitted to a class vote of the Holders of Series A Preferred Stock.

Section 5.               Conversion of Preferred Shares to Common. The Series A Preferred Stock shall be convertible into shares of Common Stock as follows:

(a)	Voluntary Conversion. Each share of Series A Preferred Stock shall be convertible at any time by the Holder thereof at the office of the transfer agent for the Common Stock (the “Transfer Agent”), and at such other place or places, if any, as the board of directors of the Corporation may designate, into that number of fully paid and non-assessable shares (calculated as to each conversion to the nearest l/100th of a share) of Common Stock equal to the Liquidation Preference of the share of Series A Preferred Stock divided by the Conversion Price. The “Conversion Price” shall initially be $0.575 per share, provided that the Conversion Price shall be subject to adjustment from time to time in certain instances as hereinafter provided.

(b)	Delivery of Certificates. Before any Holder of shares of the Series A Preferred Stock shall be entitled to convert the same into Common Stock, the Holder shall surrender the certificate or certificates therefor, duly endorsed to the Corporation or in blank, at the office of the Transfer Agent or at such other place or places, if any, as the board of directors of the Corporation has designated, and shall give written notice to the Corporation at said office or place on the form of Notice of Conversion attached hereto as Exhibit I that it elects to convey the same and shall state in writing therein the name or names (with addresses) in which it wishes the certificate or certificates for Common Stock to be issued. The Corporation will, as soon as practicable thereafter, issue and deliver at said office or place to such Holder, or to its nominee or nominees, certificates for the number of full shares of Common Stock to which it shall be entitled as aforesaid. Shares of the Series A Preferred Stock shall be deemed to have been converted as of the close of business on the date of the surrender of such shares for conversion as provided above, and the person or persons entitled to receive the Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Stock as of the close of business on such date.

(c)	No Fractional Shares. If any conversion of the Series A Preferred Stock would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion, in the aggregate, shall be rounded up to the nearest whole share.

4

(d)	Adjustment to Conversion Price. The Conversion Price in effect at any time shall be subject to adjustment as follows:

(i)	In case the Corporation shall (A) declare a dividend on its Common Stock in shares of its capital stock, (B) subdivide its outstanding shares of Common Stock, (C) combine its outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of its Common Stock (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing corporation) any shares of its capital stock, the Conversion Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the Holder of any share of the Series A Preferred Stock surrendered for conversion after such time shall be entitled to receive the kind and amount of shares which it would have owned or have been entitled to receive had such share of the Series A Preferred Stock been converted immediately prior to such time. Such adjustment shall be made successively whenever any event listed above shall occur.

(ii)	For the purpose of any computation under this Certificate of Designation, the “Current Market Price” on any date shall be deemed to be the average of the daily closing prices per share of Common Stock for 20 consecutive business days selected by the Corporation commencing 35 business days before such date. The closing price for each day shall be the last sale price or, in case no such sale takes place on such day, the average of the closing bid and asked prices, in either case as quoted on the on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if it is not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices as reported by the service on which the Common Stock is quoted.

(iii)	All calculations under this Section 5(d) shall be made to the nearest one-hundredth of a cent or the nearest l/100th of a share, as the case may be.

(iv)	In case of any consolidation or merger of the Corporation with or into any other corporation (other than a consolidation or merger in which the Corporation is the continuing corporation and which does not result in any reclassification, conversion, or change of the outstanding shares of Common Stock), lawful provision shall be made so that Holders of Series A Preferred Stock shall thereafter have the right to convert each share of Series A Preferred Stock into the kind and amount of shares of stock and/or other securities or property receivable upon such merger by a holder of the number of shares of Common Stock into which such shares of Series A Preferred Stock might have been converted immediately prior to such consolidation or merger. Such provision shall also provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5(d).

(v)	the Holder of each share of Series A Preferred Stock shall after such consolidation, merger, sale or transfer have the right to convert such share of the Series A Preferred Stock into the kind and amount of shares of stock and other securities and property which such Holder would have been entitled to receive upon such consolidation, merger, sale or transfer if he had held the Common Stock issuable upon the conversion of such share of the Series A Preferred Stock immediately prior to such consolidation, merger, sale or transfer.

(vi)	In the event that at any time, as a result of an adjustment made pursuant to paragraph (i) above, the Holder of any share of Series A Preferred Stock surrendered for conversion shall become entitled to receive any securities other than shares of Common Stock, thereafter the amount of such other securities so receivable upon conversion of any share of the Series A Preferred Stock shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in paragraphs (i) to (iv), inclusive, above, and the provisions of this Section 5(d) with respect to the Common Stock shall apply on like terms to any such other securities.

5

(vii)	No adjustment in the Conversion Price shall be required unless such adjustment would require a change of at least l% in the Conversion Price; provided, however, that any adjustments which by reason of this paragraph (vi) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(e)	Notice of Adjustment. Whenever the Conversion Price is adjustable as herein provided:

(i)	the Corporation shall promptly file with the Transfer Agent for the Series A Preferred Stock a certificate of the treasurer of the Corporation setting forth the adjusted Conversion Price and showing in reasonable detail the facts upon which such adjustment is based, including a statement of the consideration received or to be received by the Corporation for any shares of Common Stock issued or deemed to have been issued; and

(ii)	a notice stating that the Conversion Price has been adjusted and setting forth the adjusted Conversion Price, and within ten (10) business days after it is required, said notice shall be mailed to all Holders of Series A Preferred Stock determined as of the date the notice was first required, and upon the mailing of such notice no other notice need be given of that adjustment in the Conversion Price.

(f)	Reservation of Shares. The Corporation shall at all times reserve and keep available or make provision to increase, reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding Series A Preferred Stock into Common Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(g)	Taxes. The issue of the stock certificates upon conversion of the Series A Preferred Stock shall be made without charge to the converting Holder for any transfer tax in respect of such issue; provide, however, that the Corporation shall be entitled to withhold any applicable withholding taxes with respect to such issue, if any. The Corporation shall not however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in any name other than that of the Holder of any of the Series A Preferred Stock converted, and the Corporation shall not be required to issue or deliver any such stock certificated unless and until the person on persons requesting the issue thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

Section 6.              Redemption.

(a)	Redemption by Corporation. The Corporation may, at any time on twenty (20) days prior written notice to the Holder, redeem all, and not less than all, shares of Series A Preferred Stock which are outstanding for the Liquidation Preference of such shares.

(b)	Redemption by Holders. Each Holder may, at any time on twenty (20) days prior written notice to the Corporation and under the conditions set forth below, redeem some or all of its shares of Series A Preferred at a price equal to the Liquidation Preference for such shares, under the following conditions:

(i)	at any time that the Series A Redemption Amount is greater than zero, any Holder may request that the Corporation utilize the Series A Redemption Amount to redeem the shares of Series A Preferred Stock for which it requests redemption pursuant to this Section 6(b);

(ii)	in the event less than all Holders of Series A Preferred Stock request redemption pursuant to Section 6(b)(i), then the Corporation shall promptly notify all other Holders that it has received a redemption request, and such other Holders shall have five (5) business days after receipt of such notice to request redemption of some or all of their Series A Preferred Stock;

6

(iii)	the minimum number of shares of Series A Preferred Stock for which a Holder may request redemption, whether under Section 6(b)(i) or (ii), is the lesser of 10,000 shares or the number of shares held by the Holder;

(iv)	if the Series A Redemption Amount is less than the amount necessary to fully redeem the Series A Preferred shares for which a redemption request has been received under this Section 6(b), then the Corporation shall utilize the Series A Redemption Amount to redeem a proportionate number of whole shares of each Holder requesting redemption pursuant to this Section 6(b) based on the total number of shares of Series A Preferred Stock for which redemption is requested pursuant to this Section 6(b), and any excess Series A Redemption Amount shall be retained by the Corporation;

(v)	the term “Series A Redemption Amount” means 30% of the amount of Liquid Net Assets of the Corporation in excess of $2,000,000, determined on the date a Holder first requests redemption of its Series A Preferred Stock pursuant to Section 6(b)(i) herein;

(vi)	the term “Liquid Net Assets” means the sum of all unencumbered cash, marketable securities, digital currency or available borrowing capacity under a line of credit, less any current liabilities for accounts payable or accrued liabilities;

(vii)	notwithstanding anything else in this Section 6(b) to the contrary, payment of the Series A Redemption Amount shall not be required if the payment would violate the terms of any other agreement to which the Corporation is bound, including without limitation any representation, warranty or covenant contained in any agreement under which the Corporation has borrowed money or raised debt or equity capital.

(c)	Redemption by Holders Upon a Default. Holders owning a majority of the outstanding shares of Series A Preferred Stock may, any time on thirty (30) days prior written notice to the Corporation, require that the Corporation redeem all shares of Series A Preferred at a price equal to the Liquidation Preference for such shares in the event the Corporation is in default under any representation, warranty or covenant made for the benefit of the Series A Preferred, and fails to cure such default within thirty (30) days after written notice from the Holders of a majority of the outstanding shares of Series A Preferred Stock, unless the default is of a nature that it cannot be cured, in which event the notice of default shall be effective on the date of receipt by the Corporation.

(d)	Redemption in the Event of Fundamental Transaction.

(i)	At least twenty (20) days prior to consummating in a Fundamental Transaction, the Corporation shall send each Holder of Series A Preferred Stock a notice of the proposed Fundamental Transaction (a “Fundamental Transaction Notice”). The Corporation shall also be entitled to send each Holder of Series A Preferred Stock a new Fundamental Transaction Notice at least twenty (20) days prior to consummation of a Fundamental Transaction in the event a material change occurs in the terms of a previously noticed Fundamental Transaction.

(ii)	The Corporation shall be obligated to redeem all, and not less than all, shares of Series A Preferred Stock which are outstanding for the Liquidation Preference of such shares at the consummation of the Fundamental Transaction, provided that upon receipt of a Fundamental Transaction Notice, each Holder of Series A Preferred Stock shall be entitled to send the Corporation a conditional Notice of Conversion, under which the Holder’s shares of Series A Preferred Stock shall be converted into Common Stock pursuant to Section 5 herein immediately prior to the closing of the Fundamental Transaction, but shall not be converted in the event the proposed Fundamental Transactions is not consummated.

(iii)	A “Fundamental Transaction” shall include any of the following: (x) the merger or consolidation of the Corporation into or with another corporation or entity, reorganization or sale of the Corporation, or sale of capital stock by the Corporation, in which the shareholders of the Corporation immediately preceding such merger, consolidation, or reorganization (solely by virtue of their shares or other securities of the Corporation) shall own less than fifty percent (50%) of the voting securities of the surviving corporation; (y) the sale, transfer or lease (but not including a permitted transfer or lease by pledge or mortgage to a bona fide lender), whether in a single transaction or pursuant to a series of related transactions or plan, of 50% or more of the assets of the Corporation, based on the fair market value of the Corporation’s assets as mutually determined by the Corporation and the Holders of at least a majority of the voting power of all then outstanding shares of the Series A Preferred Stock, which assets shall include for these purposes fifty percent (50%) or more of the outstanding voting capital stock of any subsidiaries of the Corporation, the assets of which constitute all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole; or (z) the sale, transfer or lease (but not including a permitted transfer or lease by pledge or mortgage to a bona fide lender), whether in a single transaction or pursuant to a series of related transactions, of all or substantially all of the assets of the subsidiaries of the Corporation, the assets of which constitute all or substantially all of the assets of the Corporation and such subsidiaries taken as a whole.

7

(e)	Payment of Redemption Amount. Any redemption by the Corporation shall be effective on the twentieth (20th) day after notice of redemption is sent by the Corporation to the Holder pursuant to Section 6(a) or a notice of redemption is sent by a Holder to the Corporation pursuant to Section 6(b), or the dates described in Sections 6(c) or 6(d) for a redemption thereunder (a “Redemption Date”). After the Redemption Date, all shares of Series A Preferred Stock that are redeemed shall no longer be considered issued and outstanding, and shall have no right to vote on any matter upon which shares would be entitled to vote if still issued and outstanding. Nothing shall prohibit any Holder from exercising any right to convert the Series A Preferred Stock into Common Stock between the date a notice of redemption is sent and the Redemption Date. On or before the date of a scheduled Redemption Date and in connection therewith, each holder of shares of Series A Preferred Stock shall surrender the certificate representing such shares to the Corporation and shall receive payment of the Redemption Price in cash on the Redemption Date. If less than all the shares represented by a surrendered certificate are redeemed, the Corporation shall issue a new certificate representing the unredeemed shares.

Section 7.              Liquidation Rights.

(a)	In the event of any liquidation, dissolution or winding up of the Corporation (a “Liquidation”), either voluntary or involuntary, the Holders of the Series A Preferred Stock shall, by reason of their ownership thereof, be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock and any other series of Preferred Stock an amount per share equal to the Liquidation Preference of the Series A Preferred Stock as of the record date for distribution, provided that the record date for the distribution may be no more than twenty (20) calendar days prior to the date of the distribution. If upon the occurrence of such event, the assets and funds thus distributed among the Holders of the Series A Preferred Stock shall be insufficient to permit the payment to such Holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the Holders of the Series A Preferred Stock in proportion to the preferential amount each such Holder is otherwise entitled to receive.

(b)	Upon the completion of the distribution required by subparagraph (a) of this Section 7, the remaining assets of the Corporation available for distribution to shareholders shall be distributed among the holders of any junior series of Preferred Stock, if any, and the Common Stock in accordance with the terms of such junior series of Preferred Stock.

Section 8.              Protective Provisions.

(a)	Actions Requiring Majority Approval of Series A Preferred Stock. In addition to any other rights provided by law, so long as any shares of Series A Preferred Stock are then outstanding, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of the Certificate of Incorporation, without first obtaining the affirmative vote or written consent of the holders of at least a majority of the total number of shares of the Series A Preferred Stock outstanding, voting as a separate class, the Corporation shall not:

(i)	voluntarily or involuntarily liquidate, dissolve or wind up the Corporation or its business;

(ii)	create or increase, or authorize the creation or increase of the authorized amount of any additional class or series of shares of stock, unless the same ranks junior to the Series A Preferred Stock as to dividends, redemption and the distribution of assets on the liquidation, dissolution or winding up of the Corporation, or create or authorize any obligation or security convertible into shares of Common Stock, Series A Preferred Stock or any other class or series of stock, whether voting or non-voting, unless an adequate number of shares have been reserved for the issuance of such shares of Common Stock, Series A Preferred Stock or other class or series of stock upon such conversion, regardless of whether any such creation, authorization or increase shall be by means of amendment to the Certificate of Incorporation, or by merger, consolidation or otherwise;

(iii)	increase the size of the Corporation’s Board of Directors;

8

(iv)	amend or repeal any provision of, or add any provision to, the Corporation’s Certificate of Incorporation or Bylaws, or file any articles of amendment designating the preferences, limitations and relative rights of any new series of Series A Preferred Stock, or engage in any other action, that would alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock;

(v)	increase or decrease the authorized number of shares of Common Stock or Series A Preferred Stock or any series thereof;

(vi)	purchase, redeem or otherwise acquire for value any shares of any class of its capital stock, other than Common Stock purchased at the current market value from service providers of the Corporation upon termination of employment and other than the exercise by the Corporation of contractual rights of first refusal over such Common Stock;

(vii)	merge or consolidate into or with any other corporation or sell, assign, lease, pledge, encumber or otherwise dispose (including by exclusive license or otherwise) of all or substantially all of its assets or those of any subsidiary;

(viii)	pay or declare dividends on any capital stock other than the Series A Preferred Stock, unless the Series A Preferred Stock share ratably in such dividend and all accrued dividends payable with respect to the Series A Preferred Stock have been paid prior to the payment or declaration of such dividend;

(ix)	create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets;

(x)	create or commit the Corporation to enter into a joint venture, licensing agreement or exclusive marketing or other distribution agreement with respect to the Corporation’s products, other than in the ordinary course of business;

(xi)	enter into, create, incur, assume, guarantee or suffer to exist any indebtedness of any kind for borrowed money of any kind (other than indebtedness to financial institutions) in excess of $1,000,000;

(xii)	cease to engage in a business that is substantially similar to the business engaged in, or contemplated to be engaged in, as of the date of execution of this Certificate of Designation;

(xiii)	amend the provisions of this Subsection 8(a).

(b)	Information Rights of Major Investors. Any investor holding more than 25% of the Series A Preferred Stock (a “Major Investor”) will be granted access to Corporation facilities and personnel during normal business hours and with reasonable advance notification. The Corporation will deliver to each Major Investor (i) annual, quarterly and monthly financial statements, in each case prepared in accordance with generally accepted accounting principles as soon as practicable but not less than 120 days following the end of the fiscal year, 45 days following the end of a fiscal quarter and 15 days following the end of the month, respectively, and annual financial statements shall be audited by an independent nationally recognized accounting firm, provided that the Corporation shall satisfy its obligation to delivery annual and quarterly financial statements to the extent such financial statements are included in reports filed with the Securities and Exchange Commission (“SEC”) which are publicly available on its EDGAR system; (ii) 30 days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Corporation’s revenues, expenses and cash position on a month to month basis for the upcoming fiscal year; and (iii) promptly following the end of each quarter, an up-to-date capitalization table. Furthermore, Major Investor(s) shall have the right to convene the Corporation’s management to no less than 3 meetings and per year, within reasonable bounds.

9

(c)	Anti-Dilution Protection. In the event that the Corporation issues (i) shares of Common Stock at a purchase price less than the then current Conversion Price, (ii) debt or equity securities convertible into Common Stock at a conversion price less than the then current Conversion Price, (iii) options or warrants exercisable for Common Stock at an exercise price less than the then current Conversion Price, or (iv) options or warrants to purchase convertible debt or equity securities, where the combined exercise and conversion prices would enable the holder to acquire shares of Common Stock for less than the then current Conversion Price, then the Conversion Price shall be adjusted down to the lowest price at which the recipient of any such securities acquires or may be entitled to purchase Common Stock. For purposes of this adjustment, the issuance of any security carrying the right to convert such security directly or indirectly into shares of Common Stock or of any warrant, right or option to purchase Common Stock shall result in an adjustment to the Conversion Price upon the issuance of the above-described security and again upon the issuance of shares of Common Stock upon exercise of such conversion or purchase rights if such issuance is at a price lower than the then applicable Conversion Price. Notwithstanding the foregoing, the following issuances (an “Exempt Issuance”) shall not trigger adjustment to the Conversion Price:

(i)	Securities issuable upon conversion of any shares of Series A Preferred Stock;

(ii)	Securities issued upon the conversion of any debenture, warrant, option, or other convertible security that is outstanding on the date of issuance of the Series A Preferred Stock;

(iii)	Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock that results in a proportionate adjustment to the Conversion Price;

(iv)	Shares of Common Stock (or options or warrants to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Corporation pursuant to any plan approved by the Corporation’s Board of Directors including at least one (1) Series A Director(s).

(d)	Right to Participate in Future Fundings. All Holders of the Series A Preferred Stock shall have a pro rata right, based on their percentage ownership of the Common Stock, assuming the conversion of all outstanding Series A Preferred Stock into Common Stock (a “Pro Rata Share”), to participate in subsequent issuances of Junior Securities or any debt security convertible into a Junior Security, but excluding any Exempt Issuance (a “Future Offering”). Prior to issuing any security in a Future Offering, the Corporation shall first notify all Holders of Series A Preferred Stock of the Future Offering at least ten (10) business days prior to the consummation of the Future Offering, which notice must contain all offering documents provided to the purchasers in the Future Offering and all documents in substantially final form that the purchasers in the Future Offering will be required to execute to participate in the Future Offering (a “ROFR Notice”). Holders shall have five (5) business days after receipt of a ROFR Notice to elect in writing to purchase their Pro Rata Share of the Future Offering. To the extent that at least one Holder, but less than all Holders, elects to purchase its Pro Rata Share in the Future Offering, the Corporation shall immediately send a second notice to such electing Holders (a “Second ROFR Notice”), who shall have two (2) business days thereafter to elect in writing to purchase any Pro Rata Share that a different Holder elected not to purchase, provided that if the total amount that electing Holders request to purchase pursuant to a Second ROFR Notice exceeds the total amount offered pursuant to the Second ROFR Notice, then the amount offered pursuant to the Second ROFR Notice shall be apportioned between the electing Holders in proportion to the number of shares of Series A Preferred Stock held by each.

(e)	Right to Injunctive Relief. The Corporation agrees that its breach of this Section 8 will result in irreparable harm to the Holders, and therefore the Holder shall be entitled to obtain injunctive relief against the Corporation to preclude any such transaction that would be in violation of this Section, for which the Corporation expressly waives any requirement that the Holder post bond, which remedy shall be in addition to all remedies available to it at law or in equity.

10

Section 9.              Miscellaneous.

(a)	Notices. Any and all notices or other communications or deliveries to be provided by the Holder hereunder, including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, by e-mail or sent by a nationally recognized overnight courier service, addressed to the Corporation, at its principal executive offices, as reflected in the most recent report filed with the SEC pursuant to Section 13 or 15 of the Securities Exchange Act of 1934 or, if the Corporation is not then required to file reports pursuant to Sections 13 or 15 of the Securities Exchange Act of 1934, at its principal executive offices as reflected by its last annual report filed with the Delaware Secretary of State, or at such other address, facsimile number or electronic mail address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by e-mail, sent by a nationally recognized overnight courier service addressed to each Holder at the e-mail address or address of such Holder appearing on the books of the Corporation, or if no such e-mail address or address appears, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission (accompanied by confirmation of such transmission), if such notice or communication is delivered via e-mail at the e-mail address, as applicable, specified in this Section prior to 5:30 p.m. (Atlanta, Georgia time), (ii) the date after the date of transmission (accompanied by confirmation of such transmission), if such notice or communication is delivered via e-mail at the e-mail address, as applicable, specified in this Section later than 5:30 p.m. (Atlanta, Georgia time) on any date and earlier than 11:59 p.m. (Atlanta, Georgia time) on such date, (iii) the first business day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b)	Lost or Mutilated Series A Preferred Stock Certificate. If a Holder’s Series A Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Preferred Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(c)	Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of this Certificate of Designation (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced in the state and federal courts sitting in Delaware. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or such Delaware courts are an improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

11

(d)	Waiver. Any waiver by the Corporation or the Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation. The failure of the Corporation or the Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver must be in writing.

(e)	Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

(f)	Next Trading Day. Whenever any payment or other obligation hereunder shall be due on a day other than a business day, such payment shall be made on the next succeeding business day.

(g)	Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

(h)	Status of Converted Series A Preferred Stock. In the event any shares of Series A Preferred Stock shall be converted pursuant to Section 5 hereof, the shares so converted shall be cancelled, and shall return to the status of authorized but unissued Preferred Stock of no designated series, and shall not be issuable by the Corporation as Series A Preferred Stock.

IN WITNESS WHEROF, the undersigned being a duly authorized officer of the Corporation, does file this Certificate of Designation, Rights and Preferences, hereby declaring and certifying that the facts stated herein are true and accordingly has hereunto set his hand this 31st day of August, 2022.

BITMINE IMMERSION TECHNOLOGIES, INC.

By:
Name:	Jonathan Bates
Title:	Chief Executive Officer

12

EXHIBIT 1

FORM OF CONVERSION NOTICE

(To be executed by the registered holder in order to convert shares of Series A Preferred Stock)

The undersigned hereby irrevocably elects to convert the number of shares of Series A Convertible Series A Preferred Stock (the “Series A Preferred Stock”) indicated below into shares of common stock, par value $0.0001 per share (the “Common Stock”), of Bitmine Immersion Technologies, Inc., a Delaware corporation (the “Corporation”), according to the Certificate of Designations, Rights and Preferences of the Series A Preferred Stock and the conditions hereof, as of the date written below. The undersigned hereby requests that certificates for the shares of Common Stock to be issued to the undersigned. The undersigned will pay all transfer taxes and fees payable with respect thereto. A copy of the certificate representing the Series A Preferred Stock being converted is attached hereto, the original of which will be delivered to the Corporation promptly following the date hereof.

Date of Conversion (Date of Notice)

Number of shares of Series A Preferred Stock owned prior to Conversion

Number of shares of Series A Preferred Stock to be Converted

Stated Value of Series A Preferred Stock to be Converted

Amount of unpaid dividends (if any) on shares of Series A Preferred Stock to be Converted

Number of shares of Common Stock to be Issued (including conversion of unpaid dividends on shares of Series A Preferred Stock to be Converted)

Applicable Conversion Value

Number of shares of Series A Preferred Stock owned subsequent to Conversion

Conversion Information: [NAME OF HOLDER]

Address of Holder:

Name of Holder

By:
Name:
Title:

13